ALFRED G. SMITH Member Florida Bar (305) 379-9147 Direct Telephone (305) 381-9982 Direct Facsimile	E-Mail Address: asmith@shutts.com

June 24, 2011

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC  20549
Mail Stop 3010
Attention:  Kevin Woody, Accounting Branch Chief

Re:	Miller Industries, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2010
File Number 001-05926

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the "Commission") on behalf of Miller Industries, Inc. (the "Company") in response to the staff's letter of April 26, 2011 regarding the Company's Form 10-K for the fiscal year ended April 30, 2010 (the "Form 10-K").

Set forth below in italics are each of the comments contained in the staff's letter, followed by each of the Company's responses.  These items are set forth in the order in which they appear in the staff's letter.

Form 10-K for the Fiscal Year Ended April 30, 2010:

Note C – Income Taxes, Page F-14

1.
We have considered your response to our prior comment 2.  Given that total revenues decrease approximately 24% from April 30, 2009 to April 30, 2010, and Income Before Tax Provision decreased approximately 5% for the same period, explain to us why your three year forecast shows a significant increase in income.  Additionally, explain to us why your valuation allowance for the year ended April 30, 2009 is based on a six year financial forecast while your valuation allowance for the year ended April 30, 2010 is based on a three year financial forecast.

1500 Miami Center ● 201 South Biscayne Boulevard, Miami, Florida 33131 ● ph 305.358.6300 ● fx 305.381.9982 ● www.shutts.com

MIAMI     FORT LAUDERDALE     WEST PALM BEACH     ORLANDO     TAMPA     TALLAHASSEE     AMSTERDAM

Securities and Exchange Commission
June 24, 2011

Response:

Attached as Exhibit A to this letter are the Company’s forecasts for the six years commencing on April 30, 2009 (the “2009 Forecast”) and for the three years commencing on April 30, 2010 (the “2010 Forecast”).

The 2009 Forecast was prepared based on information available to the Company as of April 30, 2009, while the 2010 forecast was based on information available as of April 30, 2010.

In each case, forecasted income before taxes was based on the income before taxes for the immediately completed fiscal year (i.e., 2009 or 2010).  This amount was adjusted to eliminate the rental income for such year and to replace it with the estimated rental income based on leases in effect at the beginning of each period.  The number of fiscal years in each forecast was limited to the fiscal years during which the Company expected to generate positive income before taxes.

The Company was aware that total revenues decreased approximately 24% from April 30, 2009 to April 30, 2010, and that Income Before Tax Provision decreased approximately 5% for the same period.  During this same period, however, total expenses dropped from $367,000 to $250,000, or more than 32% due to cost cutting efforts and lower borrowing casts.  In preparing the 2010 Forecast, the Company estimated its income before taxes utilizing revenues from existing leases less the level of expenses incurred in 2010.  This yielded income before taxes for the three period of the forecast of $304,000.

Financial Statements

Note H – Stock Option Agreement, Page F-18

2.
We have reviewed your response to our prior comment 3.  We are unclear how the analysis included in your response supports the volatility used in calculating the fair value of the modified award.  Please provide us with a detailed explanation of this analysis.  In your response explain to us why the volatility used in the calculation has dropped substantially from the rate used in the original calculation of the fair value of the award.

Response:

The Company calculated volatility utilizing the Black Scholes method.  Attached as Exhibit B are the Company’s calculations of volatility as of the original grant date (June 30, 2005) and as of the date of the modification (February 22, 2011).

1500 Miami Center ● 201 South Biscayne Boulevard, Miami, Florida 33131 ● ph 305.358.6300 ● fx 305.381.9982 ● www.shutts.com

MIAMI     FORT LAUDERDALE     WEST PALM BEACH     ORLANDO     TAMPA     TALLAHASSEE     AMSTERDAM

Securities and Exchange Commission
June 24, 2011

The calculation of volatility as of June 30, 2006 was based on the reported quarterly stock prices for the period from July 31, 1996 to April 30, 2006, which corresponds to the 9.17 estimated life of the option at that time.  The calculation of volatility as of February 22, 2011 was based on the reported quarterly stock prices for the period from January 31, 2005 to February 22, 2010, 6, which corresponds to the 5.17 estimated life of the option at that time.

The change in volatility reflect the range of the change in stock prices during the measurement periods and the length of such periods.

Pursuant to the request of the staff, attached to this letter is a statement from the Company acknowledging that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure and responses to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and (iii) the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions regarding these filings, please do not hesitate to contact the undersigned at (305) 379-9147.

Sincerely yours,

/s/ Alfred G. Smith, II

Alfred G. Smith, II

Enclosures

cc:          Mr. Angelo Napolitano

1500 Miami Center ● 201 South Biscayne Boulevard, Miami, Florida 33131 ● ph 305.358.6300 ● fx 305.381.9982 ● www.shutts.com

MIAMI     FORT LAUDERDALE     WEST PALM BEACH     ORLANDO     TAMPA     TALLAHASSEE     AMSTERDAM

Securities and Exchange Commission
June 24, 2011

Statement by the Company

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure and responses to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and (iii) the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Miller Industries, Inc.

By:	/s/ Angelo Napolitano
Angelo Napolitano

Dated:  June 24, 2011

1500 Miami Center ● 201 South Biscayne Boulevard, Miami, Florida 33131 ● ph 305.358.6300 ● fx 305.381.9982 ● www.shutts.com

MIAMI     FORT LAUDERDALE     WEST PALM BEACH     ORLANDO     TAMPA     TALLAHASSEE     AMSTERDAM

Exhibit A

Estimated Taxable Income – Future Years
4/30/09
Miller Industries, Inc.

Fiscal year	4/30/10	4/30/11	4/30/12	4/30/13	4/30/14	4/30/15

Income before tax for fiscal year ended 4/30/09	136,389	136,389	136,389	136,389	136,389	136,389

Less: Actual rental income for fiscal year ended 4/30/09	(480,742)	(480,742)	(480,742)	(480,742)	(480,742)	(480,742)

Estimated rental income from current leases	327,234	145,318	145,318	60,550	-0-	-0-

Expected rental income from expected renewals of current leases	33,326	199,955	199,955	284,726	345,274	345,274

Estimated taxable income	16,207	920	920	923	921	921

Securities and Exchange Commission
June 24, 2011

Estimated Taxable Income – Future Years
4/30/10
Miller Industries, Inc.

Fiscal Year	4/30/11	4/30/12	4/30/13

Income before tax for fiscal year ended 4/30/10	$129,588	$129,588	$129,588

Less: Actual rental income for fiscal year ended 4/30/10	$(373,042)	$(373,042)	$(373,042)

Plus: Estimated rental income from current leases	$373,524	$373,524	$288,756

Estimated taxable income	$129,070	$130,070	$45,302

1500 Miami Center ● 201 South Biscayne Boulevard, Miami, Florida 33131 ● ph 305.358.6300 ● fx 305.381.9982 ● www.shutts.com

MIAMI     FORT LAUDERDALE     WEST PALM BEACH     ORLANDO     TAMPA     TALLAHASSEE     AMSTERDAM

Securities and Exchange Commission
June 24, 2011

EXHIBIT B
MILLER INDUSTRIES
VOLATILITY COMPUTATION
For Option Grant on June 30, 2006

	PRICE	%	LOGARITHM
	OF STOCK	CHANGE
4/30/2006	0.09
1/31/2006	0.09	1	0
10/31/2005	0.12	1.3333333	0.28768207
7/31/2005	0.04	0.3333333	-1.09861229
4/30/2005	0.05	1.25	0.22314355
1/31/2005	0.05	1	0
10/31/2004	0.05	1	0
7/31/2004	0.05	1	0
4/30/2004	0.05	1	0
1/30/2004	0.05	1	0
10/31/2003	0.02	0.4	-0.91629073
7/31/2003	0.02	1	0
4/30/2003	0.02	1	0
1/31/2003	0.02	1	0
10/31/2002	0.02	1	0
7/31/2002	0.04	2	0.69314718
4/30/2002	0.05	1.25	0.22314355
1/31/2002	0.05	1	0
10/31/2001	0.06	1.2	0.18232156
7/31/2001	0.04	0.6666667	-0.40546511
4/30/2001	0.04	1	0
1/31/2001	0.05	1.25	0.22314355
10/31/2000	0.02	0.4	-0.91629073
7/31/2000	0.02	1	0
4/30/2000	0.02	1	0
1/31/2000	0.02	1	0
10/31/1999	0.03	1.5	0.40546511
7/31/1999	0.03	1	0
4/30/1999	0.03	1	0
1/31/1999	0.03	1	0
10/31/1998	0.05	1.6666667	0.51082562
7/31/1998	0.02	0.4	-0.91629073
4/30/1998	0.02	1	0
1/31/1998	0.02	1	0
10/31/1997	0.01	0.5	-0.69314718
7/31/1997	0.02	2	0.69314718
4/30/1997	0.02	1	0
1/31/1997	0.02	1	0
10/31/1996	0.02	1	0
7/31/1996	0.02	1	0
			-1.5040774
	QUARTER VOLATILITY		0.39617233

	PERIOD VOLATILITY		0.79234467

1500 Miami Center ● 201 South Biscayne Boulevard, Miami, Florida 33131 ● ph 305.358.6300 ● fx 305.381.9982 ● www.shutts.com

MIAMI     FORT LAUDERDALE     WEST PALM BEACH     ORLANDO     TAMPA     TALLAHASSEE     AMSTERDAM

Securities and Exchange Commission
June 24, 2011

MILLER INDUSTRIES
VOLATILITY COMPUTATION for reduction of exercise price on Feb. 22, 2010

	PRICE	%
	OF STOCK	CHANGE	LOGARITHM
2/22/2010	0.04
1/31/2010	0.04	1	0
10/31/2009	0.04	1	0
7/31/2009	0.04	1	0
4/30/2009	0.04	1	0
1/31/2009	0.045	1.125	0.117783
10/31/2008	0.045	1	0
7/31/2008	0.045	1	0
4/30/2008	0.06	1.333333	0.287682
1/31/2008	0.06	1	0
10/31/2007	0.1	1.666667	0.510826
7/31/2007	0.18	1.8	0.587787
4/30/2007	0.08	0.444444	-0.81093
1/31/2007	0.08	1	0
10/31/2006	0.14	1.75	0.559616
7/31/2006	0.14	1	0
4/30/2006	0.09	0.642857	-0.44183
1/31/2006	0.09	1	0
10/31/2005	0.12	1.333333	0.287682
7/31/2005	0.04	0.333333	-1.09861
4/30/2005	0.05	1.25	0.223144
1/31/2005	0.05	1	0

			0.223144

	QUARTER VOLATILITY		0.400387

	PERIOD VOLATILITY		0.446287

1500 Miami Center ● 201 South Biscayne Boulevard, Miami, Florida 33131 ● ph 305.358.6300 ● fx 305.381.9982 ● www.shutts.com

MIAMI     FORT LAUDERDALE     WEST PALM BEACH     ORLANDO     TAMPA     TALLAHASSEE     AMSTERDAM